Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Formation
Imperial Acquisition LLC	Delaware
True Partners USA LLC	Florida
1208643 B.C. LTD.	British Columbia (Canada)
ACV Transportation LLC	Delaware
ACV Capital LLC	Delaware
ACV Capital Funding LLC	Delaware
Central Auto Holdings LLC	Delaware
Max Digital LLC	Delaware
FirstLook Systems LLC	Delaware